ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian dollars)
(Unaudited — Prepared by Management)

	December 31	September 30
As at	2002	2002

Assets
Current assets:
Cash	$4,899,158	$469,909
Restricted cash	1,527,772	1,831,085
Accounts receivable	21,306,507	20,528,048
Income taxes recoverable	2,410,194	2,779,717
Future income taxes	855,000	855,000
Prepaid expenses	1,051,292	983,068

	32,049,923	27,446,827

Capital assets	7,185,335	7,836,728
Goodwill	11,497,811	11,314,283
Other assets	6,647	116,649
Future income taxes	2,779,427	2,459,228

	$53,519,143	$49,173,715

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,437,473	$21,019,267
Deferred revenue	1,309,017	1,475,671
Amounts collected in excess of pass-through costs incurred	3,638,272	2,104,522
Bank credit facility and current portion of long-term debt (Note 1 and Note 2)	10,581,974	10,589,114

	39,966,736	35,188,574

Long-term debt (Note 1 and Note 2)	3,434,114	3,413,697
Long-term portion of restructuring costs	458,713	792,275
	3,892,827	4,205,972

Shareholders’ equity:
Share capital	54,339,390	54,339,390
Convertible debentures (Note 2)	1,720,859	1,720,859
Stock based compensation	23,268	—
Retained earnings (deficit)	(48,231,177)	(47,629,529)
Cumulative translation adjustment	1,807,240	1,348,449

	9,659,580	9,779,169

	$53,519,143	$49,173,715

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(In Canadian dollars)
(Unaudited — Prepared by Management)

For the three months ended	December 31	December 31
	2002	2001

Net revenue	$11,901,443	$16,792,209
Operating expenses:
Salaries and benefits	8,120,448	12,887,485
General and administrative	2,076,570	2,826,066
Occupancy costs	1,137,706	1,330,511
Stock based compensation	23,268	—

	11,357,992	17,044,062

Earnings (loss) before depreciation, amortization of intangible asset, interest expense, restructuring costs, income taxes, and goodwill amortization	543,451	(251,853)
Depreciation	569,153	746,942
Amortization of intangible asset	6,049	—
Interest expense (Note 2)	692,459	190,564

Loss before restructuring costs, income taxes, and goodwill amortization	(724,210)	(1,189,359)
Restructuring costs	—	386,000
Income tax recovery	(122,562)	(540,792)

Net loss, before goodwill amortization	(601,648)	(1,034,567)
Goodwill amortization, net of income taxes of nil (2001 $6,000)	—	795,413

Net loss	$(601,648)	$(1,829,980)
Retained earnings (deficit), beginning of period	(47,629,529)	5,603,200

Retained earnings (deficit), end of period	$(48,231,177)	$3,773,220

Net loss per share — basic	$(0.03)	$(0.09)
Net loss per share — fully diluted	(0.03)	(0.09)
Net loss per share before goodwill amortization — basic	(0.03)	(0.05)
Net loss per share before goodwill amortization — fully diluted	(0.03)	(0.05)

Weighted average number of common shares outstanding	21,258,693	20,902,557

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited-Prepared by Management)

For the three months ended	December 31	December 31
	2002	2001

Cash flows from operating activities:
Net loss	$(601,648)	$(1,829,980)
Items not involving cash:
Future income tax recovery	(320,199)	(683,689)
Depreciation	569,153	746,942
Goodwill amortization	6,049	801,413
Amortization of deferred financing charges	—	39,672
Convertible debentures accretion	179,489	—
Other non-cash interest	16,619	—
Stock based compensation	23,268	—

	(127,269)	(925,642)

Net changes in non-cash working capital balances:
Restricted cash	303,313	(529,844)
Accounts receivable	(778,459)	6,306,575
Prepaid expenses	(68,224)	(260,190)
Accounts payable and accrued liabilities	3,418,206	(15,886,510)
Income taxes recoverable	369,523	(82,873)
Deferred revenue	(166,654)	363,242
Amounts collected in excess of pass-through costs incurred	1,533,750	(1,003,518)
Long-term restructuring costs	(333,562)	—
Other	103,953	(45,110)

Net cash provided by (used in) operating activities	4,254,577	(12,063,871)

Cash flows from financing activities:
Long-term debt borrowings	446,048	1,987,641
Long-term debt repayments	(432,771)	(1,518,228)
Redemption of common shares	—	(628,083)
Other	—	(43,304)

Net cash provided by (used in) financing activities	13,277	(201,974)

Cash flows from investing activities:
Acquisition of subsidiaries	—	234,622
Purchase of capital assets	(93,866)	(546,329)
Proceeds on sale of capital assets	176,106	—

Net cash provided by (used in) investing activities	82,240	(311,707)

Change in cash balance due to foreign exchange	79,155	76,556

(Decrease)/Increase in cash	4,429,249	(12,500,995)
Cash, beginning of period	469,909	21,781,809

Cash, end of period	$4,899,158	$9,280,814

Cash flow from operations per share:
Basic	$(0.01)	$(0.04)
Fully diluted	(0.01)	(0.04)

Supplemental cash flow information:
Interest paid	$390,759	$140,744
Income taxes paid	14,000	266,975

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	—	—

1.     Basis of Presentation

(a)  These consolidated financial statements have been prepared on the going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and satisfy its liabilities in the normal course of business. Certain conditions exist and events have occurred, as further described below that provide uncertainty regarding the Company’s ability to continue as a going concern, with its existing operations.

During fiscal 2002, the Company entered into a Forbearance Agreement with the lenders, which requires the Company to make monthly principal payments from December 31, 2002 through to March 31, 2003 and repay the balance of the loan by April 30, 2003. Consequently the loan is classified as a current liability and the working capital shortfall is approximately $7.9 million as at December 31, 2002.

The Company’s ability to repay its bank borrowings is dependent upon its ability to generate positive cash flow from operations, secure additional debt or equity financing under private placements, refinance or renegotiate its debt facility and/or sell all of, or a part of, its operating businesses. There can be no assurances that the Company will be successful in doing so. In the event the Company is unable to repay or refinance the bank loans from the above sources then the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary.

(b)  Certain 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted in the 2002 audited year-end financial statements.

Note 2A. Bank Credit Facility and Other Debt

	2002	2001

Bank credit facility (a)	$9,646,988	$7,841,239
Promissory note, 8% per annum, repayable in five monthly installments commencing June 30, 2002 (b)	—	2,689,781
Promissory note, 15% per annum, repayable on June 30, 2003 (c)	500,000	—
Current portion of loans payable to landlords and capital leases	434,986	434,069

	$10,581,974	$10,965,089

Long-term portion of loans payable to landlords and capital leases	1,161,567	963,076
Convertible Debentures (d)	2,272,547	—

Total long-term debt	$3,434,114	$963,076

(a)  Bank credit facility

During fiscal 2002 the Company entered into a Forebearance Agreement with the lenders which requires the Company to make monthly principal repayments from December 31, 2002 through March 31, 2003, and repay the balance of the loan by April 30, 2003. Consequently the loan is classified as a current liability and the working capital shortfall is approximately $7.9 million as at December 31, 2002.

(b)  Promissory Note

During the third quarter of fiscal 2002 the Company negotiated new repayment terms for the Promissory Note due June 30, 2002. The Promissory Note is to be repaid in five monthly installments commencing July 1, 2002 with interest on the principal balance charged at 8%.

(c)  Promissory Note

On December 11, 2002 the Company borrowed $500,000 with an interest rate of 15% per annum payable monthly. The loan is repayable on June 30, 2003 and the funds have been used for general corporate purposes.

Note 2A. Bank Credit Facility and Other Debt cont’d.

(d)  Convertible debentures:

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007. The debentures are convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consists of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitles the holder to purchase one common share (2.5 million common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,587 has been recorded as deferred financing fees which are classified in prepaid expenses, and the remaining $46,565 applied to reduce the equity component.

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007. The debentures are convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consists of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitles the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, has been recorded as deferred financing fees which are classified in prepaid expenses, and the remaining $82,948 applied to reduce the equity component.

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at December 31, 2002, the aggregate debt component carrying values of all of the Company’s convertible debentures is $2,272,547. Principal repayments, based on scheduled maturity dates, is $3,800,000 in 2007. However, this date may be accelerated to 2004, at the option of the holders of the debentures.

Note 2B. Interest expense

Interest expense for the three months ending December 31, comprised of the following:

	2002	2001

Cash interest paid on credit facility, landlord loans and capital leases	397,925	$109,850
Accrued interest on debentures	38,333	—
Interest computed on convertible debentures and promissory note	187,062	43,304
Financing fee charges on credit facility	69,138	37,410

	$692,459	$190,564

3.     Segmented Information

The Company provides marketing and international consumer and retail branding services. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as a global business and has no distinct reportable business segments

The tables below set out the following information:

	By Customer Location	By Geographic Area

December 31, 2002	Net	Capital	Goodwill
	Revenue	Assets

Canada	$1,744,699	$4,860,282	$3,082,256
United States	5,724,979	233,664	0
United Kingdom and Continental Europe	4,431,765	2,091,389	8,415,555

	$11,901,443	$7,185,335	$11,497,811

December 31, 2001 Canada	$5,215,866	$8,181,913	$21,509,586
United States	7,760,326	1,251,848	19,898,249
United Kingdom and Continental Europe	3,644,044	1,901,692	7,976,816

	$16,620,236	$11,335,453	$49,384,651

The Company’s external net revenue by type of service is as follows:

December 31	2002	2001

Net Revenue:
Marketing	$3,549,753	$3,970,835
Consumer and retail branding	8,059,835	10,099,772
Technology	291,854	2,721,602

	$11,901,443	$16,792,209